UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2016

Carmike Cinemas, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-14993	58-1469127
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1301 First Avenue, Columbus, Georgia	31901
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (706) 576-3400

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On October 31, 2016, Carmike Cinemas, Inc. (“Carmike”) and AMC Entertainment Holdings, Inc. (“ÄMC”) mailed to registered holders of Carmike common stock an election form and letter of transmittal (the “Common Stock Election Form”) together with a cover letter for the Common Stock Election Form and other related transmittal material, to be used by registered holders to make elections with respect to the form of merger consideration to be issued in respect of such shares in connection with the Amended and Restated Agreement and Plan of Merger, dated July 24, 2016 (the “Merger Agreement”), by and among Carmike, AMC and Congress Merger Subsidiary, Inc., a wholly owned subsidiary of AMC (“Merger Sub”), pursuant to which Merger Sub will merge with and into Carmike (the “Merger”). In addition, on or around November 2, 2016 Carmike and AMC intend to mail to holders of shares of Carmike common stock purchased through the Carmike ESPP and/or held in a Carmike managed brokerage account and holders of Carmike equity awards denominated in Carmike common stock granted under certain Carmike stock plans, an equity award election form and letter of transmittal (the “Equity Award Election Form”), together with related transmittal material, to be used by such holders to make elections with respect to the form of merger consideration to be issued in respect of such shares and awards in connection with the Merger Agreement. All elections are subject to proration provisions in the Merger Agreement, which are designed to ensure that, on an aggregate basis, 70% of the outstanding shares of Carmike common stock will be converted into cash and 30% of the outstanding shares of Carmike common stock will be converted into AMC Class A common stock. Therefore, there is no assurance that Carmike stockholders will receive their election choices.

To be effective, the Common Stock Election Form must be received by Computershare, the exchange agent, no later than 5:00 p.m., Eastern Daylight Time, on the fifth business day prior to the closing of the Merger, unless extended (the “Common Stock Election Deadline”) and the Equity Award Election Form must be received by Computershare no later than 5:00 p.m., Eastern Daylight Time, on the eighth business day prior to the closing of the Merger, unless extended (the “Equity Award Election Deadline,” and together with the Common Stock Election Deadline, the “Election Deadlines”). The Common Stock Election Deadline could be as early as November 30, 2016 and the Equity Award Election Deadline could be as early as November 25, 2016, although the Election Deadlines are based on the closing of the Merger, which remains subject to various conditions, including, among other things, receipt of the requisite approval of stockholders of Carmike and the receipt of regulatory approvals as contemplated by the Merger Agreement. There can be no assurance as to the timing of the closing of the Merger or as to whether the Merger will be approved by stockholders of Carmike or as to whether the required regulatory approvals will be received. AMC and Carmike will publicly announce the Election Deadlines and any extensions thereof in a press release, on their websites and in a filing with the SEC.

A copy of the cover letter distributed with the Common Stock Election Form, the form of the Common Stock Election Form and the form of the Equity Award Election Form are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Important Additional Information Regarding the Merger

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the Merger. In connection with the Merger, a Registration Statement on Form S-4 (the “Registration Statement”) has been filed with the SEC containing a prospectus with respect to the AMC Class A common stock to be issued in the Merger and a proxy statement of Carmike in connection with the reconvened special meeting of Carmike stockholders (the “Proxy Statement/Prospectus”). The proxy statement of Carmike contained in the Proxy Statement/Prospectus replaces the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of AMC and Carmike intends to file other documents with the SEC regarding the Merger. The definitive Proxy Statement/Prospectus was mailed to stockholders of Carmike on or about October 13, 2016 and contains important information about the Merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders may obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com.

This Current Report on Form 8-K does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the Merger.

Participants in the Solicitation

This Current Report on Form 8-K does not constitute a solicitation of a proxy from any stockholder with respect to the Merger. However, each of AMC, Carmike and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the Merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Merger, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus. Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com. Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com.

Disclosure Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about Carmike’s beliefs, expectations and future performance, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates,” “seeks” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of Carmike’s management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond Carmike’s ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Merger due to the failure to obtain Carmike stockholder or regulatory approval for the Merger or the failure to satisfy other conditions of the Merger within the proposed timeframe or at all; disruption in key business activities or any impact on Carmike’s relationships with third parties as a result of the announcement of the Merger; the failure to obtain the necessary financing arrangements as set forth in the debt commitment letters delivered pursuant to the Merger Agreement, or the failure of the Merger to close for any other reason; risks related to disruption of management’s attention from Carmike’s ongoing business operations due to the Merger; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against Carmike and others relating to the Merger Agreement; the risk that the pendency of the Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the Merger; the amount of the costs, fees, expenses and charges related to the Merger; adverse regulatory decisions; unanticipated changes in the markets for Carmike’s business segments; general economic conditions in Carmike’s regional and national markets; Carmike’s ability to comply with covenants contained in the agreements governing Carmike’s indebtedness; Carmike’s ability to operate at expected levels of cash flow; financial market conditions including, but not limited to, changes in interest rates and the availability and cost of capital; Carmike’s ability to meet its contractual obligations, including all outstanding financing commitments; the availability of suitable motion pictures for exhibition in Carmike’s markets; competition in Carmike’s markets; competition with other forms of entertainment; the effect of Carmike’s leverage on its financial condition; prices and availability of operating supplies; the impact of continued cost control procedures on operating results; the impact of asset impairments; the impact of terrorist acts; changes in tax laws, regulations and rates; and financial, legal, tax, regulatory, legislative or accounting changes or actions that may affect the overall performance of Carmike’s business.

Consider these factors carefully in evaluating the forward-looking statements. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in Carmike’s reports filed with the SEC, including Forms 10-K, Forms 10-Q and 8-K. Readers are cautioned not to place undue reliance on the forward-looking statements included in this Current Report on Form 8-K, which speak only as of the date hereof. Carmike does not undertake to update any of these statements in light of new information or future events, except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 99.1	Cover Letter for the Common Stock Election Form

Exhibit 99.2	Form of Election and Letter of Transmittal for holders of Carmike Cinemas, Inc. common stock

Exhibit 99.3	Form of Election and Letter of Transmittal for holders of Carmike Cinemas, Inc. equity awards

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARMIKE CINEMAS, INC.

Date: October 31, 2016	By:	/s/ Daniel E. Ellis
Daniel E. Ellis Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Cover Letter for the Common Stock Election Form

Exhibit 99.2	Form of Election and Letter of Transmittal for holders of Carmike Cinemas, Inc. common stock

Exhibit 99.3	Form of Election and Letter of Transmittal for holders of Carmike Cinemas, Inc. equity awards